UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
 Date: November 7, 2018

In accordance with article 28 of the consolidated amended text of the Peruvian Securities Markets Law, approved by Supreme Decree No. 093-2002-EF and by the Significant Events and Reserved Information Regulation, approved by SMV Resolution No. 0015-2014-SMV/01, we hereby inform the market, as a significant event, that on November 6, 2018, the board of directors of Graña y Montero S.A.A. (the “Company”), pursuant to the delegation of powers granted by the Shareholders Meeting held on November 6, 2018, approved the following with respect to the capital increase through new cash contributions approved in said Shareholders Meeting:

The capital increase of the Company through new cash contributions will be for an amount up to S/211,864,065.00 (Two Hundred Eleven Million Eight Hundred Sixty-Four Thousand Sixty-Five Soles), with the corresponding issuance of up to 211,864,065 common shares with voting rights, to be subscribed at a purchase price of US$0.6136 each. The difference between the purchase price and the nominal value of the common shares will be considered a capital premium.

1.	Form and Purpose of the Capital Increase:

Capital increase through new cash contributions, with the proceeds being used to strengthen the balance sheet of the Company and/or its subsidiaries.

2.	Amount of the Capital Increase:

The share capital of the Company will be increased by an amount of up to S/211,864,065.00 (Two Hundred Eleven Million Eight Hundred Sixty-Four Thousand Sixty-Five Soles).

3.	Exchange Rate:

To be fixed at the end of the capital raise process in order to formalize the capital increase, considering market information.

4.	Class and Number of Shares to be Issued:

Up to 211,864,065 (Two Hundred Eleven Million Eight Hundred Sixty-Four Thousand Sixty-Five) common shares with voting rights and a nominal value of S/1.00 (One and 00/100 Sol) each will be issued.

The new shares will be common shares with voting rights, as well as the other rights established by law and the Company’s by-laws.

5.	Purchase Price:

US$0.6136 per common share, to be converted to Soles in order to formalize the capital increase (the “Purchase Price”).

6.	Capital Premium:

The difference between the Purchase Price and the nominal value of the common shares will be considered a capital premium.

7.	Subscription Percentage:

32.0976%. For the purpose of the calculation, for each one (1) common share issued and in circulation, a preemptive right equivalent to 0.3209 new common shares will be issued.

Since shares may not be subscribed in fractions, the methodology for the assignment of shares and rounding, in application of the subscription percentage, found in Section 15 below will be applied.

8.	Subscription Rounds:

The exercise of the preemptive rights will take place in two (2) rounds of subscription, in accordance with the procedure detailed in Section 17 below.

The first round will last twenty three (23) days (seventeen (17) business days) and will start on November 26, 2018, at the opening of the Lima Stock Exchange for trading and will end on December 18, 2018, at the closing of the Lima Stock Exchange for trading (the “First Round”)

The second round will last three (3) days and will start on December 19, 2018, at the opening of the Lima Stock Exchange for trading and will end on December 21, 2018, at the closing of the Lima Stock Exchange for trading (the “Second Round” and, together with the First Round, the “Rounds”).

9.	Information about the Subscription Rounds:

For holders of common shares of the Company that are represented in book entry form in Cavali, information relating to the subscription percentage that applies to them during the First Round, based on the amount of shares they hold, will be available starting on November 26, 2018 through the offices of their broker or Cavali participant, as applicable, or at the Company, located in Av. Paseo de la Republica 4675, district of Surquillo, Lima, through the contact persons Ricardo Mego Paucar and Renzo Arboccó Illescas, from Monday to Friday, from 9:00 a.m. to 6.00 p.m., telephone 213-6565 (extension 6449 and extension 6411) and email Ricardo.mego@gym.com.pe and Renzo.arbocco@gym.com.pe.

For holders of common shares of the Company that are represented by physical certificates, information relating to the subscription percentage that applies to them during the First Round, based on the amount of shares they hold, will be available starting on November 26, 2018 only at the offices of the Company, at the times indicated above.

Information relating to the number of common shares that investors who participated in the First Round are allowed to subscribe for in the Second Round will be available through the offices of their broker or CAVALI participant, as applicable, as well as at the offices of the Company, at the times indicated above.

10.	Benefits of the common shares to be issued:

The new common shares will have the same rights as the common shares currently in circulation.

11.	Bank account for the payment of contributions:

Cash contributions made during the capital increase process shall be deposited in the bank account of the Company in the Banco de Credito del Peru (the “Contribution Account”).

The full Purchase Price must be paid when the share subscription is made, in United States dollars.

Payment or transfer to the Contribution Account must be evidenced by a deposit receipt issued by the corresponding bank or by any other means issued by the receiving bank that qualifies as proof, to the satisfaction of the Company, that the funds have been received in the Contribution Account (the “Proof of Payment”)

12.	Reflection of the Preemptive Rights in the Preemptive Rights Certificates:

The preemptive rights that correspond to each shareholder will be reflected in preemptive rights certificates (the “Preemptive Rights Certificates”). Each Preemptive Right Certificate will grant the right to subscribe one (1) new common share of the Company during the First Round.

The Preemptive Rights Certificates will be represented in book entry form in CAVALI in the case of common shares represented in book entry form and in the form of physical certificates in the case of common shares represented by physical certificates.

13.	Record Date and Cutoff Date:

The Record Date will be November 23. The cutoff date will be determined by applicable law.

The shareholders that, at the Record Date, are registered as such in CAVALI or in the stock ledger of the Company, as applicable, will be issued Preemptive Rights Certificates, in proportion to their holdings.

14.	Preemptive Rights Certificate Delivery Date:

The Preemptive Right Certificates will be delivered on November 26, 2018, on which date they will be available to the shareholders of the Company.

The Preemptive Right Certificates represented in book entry form in CAVALI will be delivered by their registration in book entry form in CAVALI under the name of the corresponding shareholders. The Preemptive Right Certificates represented by physical certificates will be available to the registered holders of such physical certificates in the offices of the Company located at Av. Paseo de la Republica 4675, district of Surquillo, Lima, through the contact persons Ricardo Mego Paucar and Renzo Arboccó Illescas, from Monday to Friday, from 9:00 a.m. to 6.00 p.m., telephone 213-6565 (extension 6449 and extension 6411) and emails Ricardo.mego@gym.com.pe and Renzo.arbocco@gym.com.pe.

In order to receive Preemptive Right Certificates in physical form, the persons entitled to receive them will need to appear in person and present a copy of their identification card, if they are natural persons, and, if they are legal entities, they will need to present: (i) an instruction letter authorized by the legal representative of the legal entity with legalized signatures where the delivery of the Preemptive Right Certificate to a determined person is requested; (ii) a certified copy of the power of attorney granting the power to request the issuance of the Preemptive Right Certificate; (iii) a good standing certificate of the legal representative which is not older than 30 days; and, (iv) copy of the identification card of the legal representative.

The Preemptive Right Certificates will be available to shareholders until December 18, 2018 (including that day).

15.	Methodology for assigning shares as a consequence of the application of the Subscription Percentage:

If the application of the Subscription Percentage or the proration in any of the Rounds or in the assignment of the remainder results in a number of shares to be subscribed which is not a whole number, this will be rounded to the immediate lower whole number.

If the rounding process referred to in the prior paragraph produces a number of Preemptive Right Certificates to be allocated to the shareholders that is a lower number than the total number of new common shares offered for subscription, the remaining Preemptive Right Certificates will be allocated as follows:

(i)	Preemptive Right Certificates will be issued to the shareholders who, before the rounding, were at or closest to one (1).
(ii)	If there is a tie in the criteria in (i) above, the shareholders with the highest number of common shares will have priority, in order to minimize the effect on the shareholding of the Company.

The obligation to pay for the common shares being subscribed corresponds to the amount set forth in the respective Preemptive Right Certificates and will be equivalent to the total Purchase Price for said shares, considering the above-mentioned rounding.

16.	Terms and Form for the Trading of the Preemptive Rights Certificates:

The Preemptive Right Certificates may be freely traded in the Lima Stock Exchange, or outside of it, in compliance with the regulations for the transfer of securities, from November 26, 2018 until December 14, 2018. The Preemptive Right Certificates will expire on December 21, 2018 (including that date).

In any case, the use of a broker will be mandatory, as Conasev Resolution No. 27-1995-EF/94.10 is applicable.

The holders of Preemptive Right Certificates represented in physical form who wish to trade them may do so on or outside of the Lima Stock Exchange. For the former (transfers on the Lima Stock Exchange), the Preemptive Rights Certificates must first be converted to book entry form. The conversion process is entirely the responsibility of the holders of the Preemptive Right Certificates. Likewise, holders who trade their Preemptive Right Certificates on the stock exchange need to take care of the timely settling of their operations in order to exercise their preemptive rights.

17.	Subscription Procedure and Timing:

(i)
First Round: During the First Round, once the decision to participate in the capital increase by subscribing for new common shares of the Company has been taken, holders of Preemptive Right Certificates must proceed as follows:

(A)	Holders of Preemptive Right Certificates must contact their broker or the Company directly, indicating the amount of common shares they wish to subscribe for.

(B)	Thereafter, holders of Preemptive Right Certificates must pay the amount corresponding to their subscription to the Contribution Account. The Proof of Payment will reflect the payment.

(C)	Prior to making the payment indicated in (B) above, the subscriber must complete the subscription process, by completing to the satisfaction of the Company and signing the form that will be delivered by the Company or their broker (the “Form”), as applicable.

(D)	Payment will be considered to have been made on the date in which the funds are deposited in the Contribution Account.

(E)	The subscription procedure during the First Round will be deemed to be successfully completed once the Company has verified that the subscriber has: (i) executed and delivered the Form to their broker or directly to the Company and provided all of the information requested by the Company as provided in the Form, if applicable; and (ii) paid and delivered the Proof of Payment to their broker or directly to the Company.

(ii)
Second Round: If when the First Round ends there are unsubscribed common shares, those who participated in the First Round can participate in the Second Round in order to subscribe the total remaining amount of common shares, taking into account their shareholding (including the shares that were subscribed in the First Round), as established in article 206 of the Peruvian General Corporate Law. For purposes of the calculation of the number of common shares that each person who, without being a shareholder, acquired Preemptive Rights Certificates and participated in the First Round will be allowed to subscribe for, the number of shares subscribed for through preemptive rights and the amount of shares that corresponded to the shareholder who transferred such preemptive rights will be taken into account. In the Second Round, after informing themselves of the amount of shares that they are allowed to subscribe and once the decision to participate in the Second Round has been made, holders of Preemptive Right Certificates must proceed in the following way:

(A)
Those interested in subscribing shares in the Second Round must contact their broker or the Company directly, indicating the amount of common shares they wish to subscribe for. Payment for such shares must be made to the Contribution Account.

(B)
As in the First Round, the subscription procedure during the Second Round will be deemed to be successfully completed once the Company has verified that the subscriber has: (i) executed and delivered the Form to their broker or directly to the Company and provided all of the information requested by the Company as provided in the Form, if applicable; and (ii) paid and delivered the Proof of Payment to their broker or directly to the Company..

18.	Proof of Subscription:

Once the proceeding detailed in Section 17 above is finalized, either the Company or a broker, under instructions of the Company, will deliver the proof of subscription, after the following has been provided: prior identification of each subscriber with a copy of their identification card, in case they are natural persons, and, in case they are legal entities, bringing: (i) an instruction letter authorized by the legal representative of the legal entity with legalized signatures where the delivery of the Preemptive Right Certificate to a determined person is requested; (ii) a certified copy of the power of attorney granting the power to request the issuance of the Preemptive Right Certificate; (iii) a good standing certificate of the legal representative which is not older than 30 days; (iv) copy of the identification card of the legal representative; in all cases in addition to the receipt of all the documents described in Section 17 above, either directly to the Company or through a broker.

19.	Private Placement:

Any shares that are left unsubscribed after the Second Round ends will be placed through a private placement, in application of the first paragraph of article 5 of the Peruvian Securities Market Law. The purchase price for each share to be placed in the private placement will not be lower than US$0.6136 (Zero and 6136/10000 United States dollars).

20.	Share Certificates:

The Company will issue physical share certificates to all subscribers of new common shares no more than two (2) business days after the capital increase is registered in the Public Registry.
The Company will not issue provisional share certificates.

21.	Delegation to Management:

The board of directors of the Company approved the authorization of Luis Francisco Díaz Olivero, with ID No. 07872756; Mónica María Miloslavich Hart, with ID No. 10545024; Antonio Cueto Saco, with ID No. 07787867; Daniel René Urbina Pérez, with ID No. 09382119; Francisco Augusto Baertl Montori, with ID No. 06830436; and Ernesto Balarezo Valdez, with ID No. 07861115, so that any two (2) of them, acting jointly, may (i) introduce any change they deem necessary to the rounding methodology, to the allocation procedure for the Preemptive Right Certificates in the First Round and the share allocation procedure in the Second Round as approved by the board, as well as to any characteristics of the share subscription procedure described above; and so they may (ii) execute any acts that may be required, necessary or are convenient to contact potential investors and to execute the offer, placement and formalization of the private placement, including those that may be necessary to give notice of the scope of the private placement and that it does not constitute a public offering under the laws of Peru or any other jurisdiction. Likewise, the Representatives are expressly empowered to issue, in the name of the Company, the certifications, certificates and sworn statements that may be required, as well as execute and take any other acts that may be necessary to execute and formalize the agreements, without limitation. The physical certificates to be issued may include legends related to relevant aspects of the United States regulations to which the Company is subject.

22.	Relevant information for the Investor:

The rights to subscribe for common shares of Graña y Montero S.A.A., and the common shares issuable upon the exercise of such rights and to be issued in the private placement (if the entire capital increase is not subscribed for by the end of the Second Round), have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction outside of Peru.

Such rights are being made available pursuant to applicable Peruvian law only in Peru and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. The common shares issuable upon exercise of such rights or issued in the private placement may not be offered, sold or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.